

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2015

David Phipps
Chief Executive Officer and Chairman
Orbital Tracking Corp.
1990 N. California Boulevard, 8th Floor
Walnut Creek, California 94596

> **Re: Orbital Tracking Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2015**
> **File No. 333-204126**

Dear Mr. Phipps:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have increased the number of shares being registered, but have recalculated the registration fee for all securities being registered based upon a more recent trading price for your common stock. Please note that you do not recalculate the registration fee for securities previously registered. Pursuant to Rule 457(a) of the Securities Act, you pay an additional registration fee only on the additional securities included by pre-effective amendment. Please revise accordingly.

2. We note your response to prior comment 6 that the company's counsel has resubmitted the confidential treatment applications. We have yet to receive the applications. Please note that the effectiveness of the registration statement depends on, among other things, the resolution of the confidential treatment applications.

Security Ownership of Certain Beneficial Owners and Management, page 35

3.   You disclose in footnotes (4), (5) and (6) to the table that the holders of Series C, D and E preferred shares are entitled to one vote for each share of preferred stock. Please reconcile this disclosure with the disclosure on pages 43 and 44 that the holders of Series C, D and E preferred stock are entitled to 10, 20 and 10 votes for each share of preferred stock, respectively.

4.   For each beneficial holder, please disclose the number of shares you are not including in the beneficial ownership amounts of common stock due to the beneficial ownership limitations on conversion of the relevant preferred stock. Similarly, disclose the number of votes you are not including in each person's total voting power due to the beneficial ownership limitations on voting rights of the relevant preferred stock.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Harvey Kesner, Esq.